For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Terminates Destiny Gold and Rock and Roll Polymetallic Projects Option Agreements

June 27, 2012, Vancouver, Canada; Pacific North West Capital Corp. (TSX: “PFN”; OTCQX: PAWEF; Frankfurt: P7J has elected to terminate its option Agreements with Alto Ventures Ltd. (“Alto”) (TSX.V:ATV) and Equity Exploration Consultants Ltd, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Destiny Gold Project in Val d’Or, Quebec and Rock & Roll Polymetallic Project, British Columbia, respectively.

Pacific North West Capital Corp. decided it would be in the best interest of the company to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project, near Sudbury, Ontario. The River Valley Project is one of North America's most advanced primary PGM deposits with excellent infrastructure support and is located only 100 km from the city of Sudbury, Ontario, Canada’s largest nickel‐copper‐PGM mining and metal recovery centre. River Valley is one of the largest undeveloped primary PGM Projects in North America

On behalf of the Management of Pacific North West Capital Corp., I would like to thank Alto Ventures Ltd. (“Alto”) (TSX.V:ATV), Next Gen Metals Inc.  ("Next Gen"), Equity Exploration Consultants Ltd.  along with the other Vendors and underlying lease owners for their time and efforts during the term of the option agreements.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Vice President, Exploration for PFN, a Qualified Person under the provisions of National Instrument 43-101.

About Pacific North West Capital Corp.

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. PFN also has PGM and nickel‐copper projects and properties in northwest Ontario, Saskatchewan, and Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

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Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements.

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